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EXHIBIT 12.1

STEEL DYNAMICS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	2007	2008	2009	2010	2011
Interest expense, including amortization of debt issuance costs	$60,526	$144,574	$141,360	$170,229	$176,977
Capitalized interest	13,717	17,822	20,919	6,968	1,730

Fixed charges (a)	74,243	162,396	162,279	177,197	178,707
Income (loss) before taxes and before adjustment for noncontrolling interests	629,829	734,941	(18,237)	213,459	424,319
Amortization of capitalized interest	5,069	4,670	4,259	5,885	6,124
Less capitalized interest	(13,717)	(17,822)	(20,919)	(6,968)	(1,730)

Adjusted earnings (b)	695,424	884,185	127,382	389,573	607,420

Ratio (b) / (a)	9.37x	5.44x	.78x	2.20x	3.40x

        For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes, extraordinary items and before adjustment for noncontrolling interests, adjusted for the portion of fixed charges deducted from the earnings, plus amortization of capitalized interest. Fixed charges consist of interest on all indebtedness, including capitalized interest, and amortization of debt issuances costs.

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  EXHIBIT 12.1
STEEL DYNAMICS, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN THOUSANDS)